24-10007

02010718

WPSI

A Water Resource Development Corporation

1-A@

MAR 5 2002

March 1, 2002

United States Securities and Exchange Commission
Small Business Filings Section
Washington, D.C. 20549

WPSI INC

Re: **WPSI's Regulation A Filing of February 21, 2002**

Dear Ladies and Gentlemen:

In accord with your instructions, we include in this letter a Regulation 230.252(g)2 delaying notation as follows, to be included as part of our Regulation A filing:

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

We look forward to your review of WPSI's filing, and to going effective upon your early approval.

Sincerely yours,

WPSI

PROCESSED
MAR 0 6 2002
THOMSON FINANCIAL

Paul E. LaBonte
President and CEO

Norman Andersson
Vice President

Wayne S. Spani
Vice President

James LeFebvre
Vice President

Wpsi

A Water Resources Development Corporation

March 1, 2002

United States Securities and Exchange Commission
Small Business Filings Section
Washington, D.C. 20549

Re: WPSI's Regulation A Filing of February 21, 2002

Dear Ladies and Gentlemen:

In accord with your instructions, we include in this letter a Regulation 230.252(g)2 delaying notation as follows, to be included as part of our Regulation A filing:

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

We look forward to your review of WPSI's filing, and to going effective upon your early approval.

Sincerely yours,

Wpsi

Paul E. LaBounty
President and CEO

Norman Andersson
Vice President

Wayne S. Spani
Vice President

James LeFebvre
Vice President

Wpsi

A Water Resource Development Corporation

March 1, 2002

United States Securities and Exchange Commission
Small Business Filings Section
Washington, D.C. 20549

Re: WPSI's Regulation A Filing of February 21, 2002

Dear Ladies and Gentlemen:

In accord with your instructions, we include in this letter a Regulation 230.252(g)2 delaying notation as follows, to be included as part of our Regulation A filing:

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

We look forward to your review of WPSI's filing, and to going effective upon your early approval.

Sincerely yours,

Wpsi

Paul E. LaBonte
President and CEO

/s/
Norman Andersson
Vice President

Wayne S. Spani
Vice President

/s/
James LeFebvre
Vice President

2030 East 4th Street, Suite 213 • Santa Ana, California 92705 • Tel (714) 480-0316 • Fax (714) 480-0319
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